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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)
                            -----------------------

                                WEB STREET, INC.
                           (Name of Subject Company)
                            -----------------------

                             OPUS ACQUISITION CORP.
                              E*TRADE GROUP, INC.
                        (Name of Filing Person- Offeror)
                            -----------------------


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  947336 10 3
                          (CUSIP Number of Securities)


                              CHRISTOS M. COTSAKOS
                              E*TRADE GROUP, INC.
                              4500 BOHANNON DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 331-6000
                            -----------------------
       (Name, address, including zip code, and telephone number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Person)

                            -----------------------


                                   Copies to:
     DANIEL G. KELLY, JR.                                JEFF R. PATT, ESQ.
         DAVIS POLK &                                    KATTEN MUCHIN ZAVIS
           WARDWELL                                    525 WEST MUNROE STREET
      1600 EL CAMINO REAL                                    SUITE 1600
     MENLO PARK, CA 94025                              CHICAGO, IL 60661-3696
        (650) 752-2000                                     (312) 902-5200
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|_| Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


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



     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed by E*TRADE Group, Inc., a Delaware corporation ("E*TRADE"), and Opus Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of E*TRADE ("Merger Sub"), on June 4, 2001, as previously amended (the "Schedule TO") relating to the offer (the "Offer") by Merger Sub to exchange each issued and outstanding share of common stock, par value $.01 per share (the "Web Street Shares"), of Web Street, Inc., a Delaware corporation ("Web Street"), for shares of common stock, par value $.01 per share (the "E*TRADE Shares"), of E*TRADE based on the exchange ratio described in the Prospectus referenced below.

     The Offer is made pursuant to an Agreement and Plan of Merger, dated as of May 20, 2001, by and among E*TRADE, Merger Sub and Web Street ("Merger Agreement") which contemplated the merger of Merger Sub with and into Web Street (the "Merger"). E*TRADE has filed a registration statement with the Securities and Exchange Commission on Form S-4 as amended on June 29, 2001, and declared effective under the Securities Act of 1933 by the Commission on June 29, 2001, relating to the E*TRADE Shares to be issued to stockholders of Web Street in the Offer and the Merger (as so amended, the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are Exhibits (a)
(1) and (a) (2) hereto.

     All fo the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by E*TRADE, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

     ITEM 11. ADDITIONAL INFORMATION.

          Item 11 is hereby amended and supplemented as follows:

     The Offer terminated at midnight, Eastern time, on Monday, July 30, 2001. In the Offer, approximately 24,255,783 Web Street Shares were validly tendered and not withdrawn (including Web Street Shares tendered by notice of guaranteed delivery and subsequently delivered), representing approximately 92% of all outstanding Web Street Shares. E*TRADE and Merger Sub has accepted for exchange all of such shares.

     On August 3, 2001, pursuant to the Merger Agreement, Merger Sub merged with and into Web Street. At the effective time of the Merger, each Web Street Share held in the treasury of Web Street or owned by E*TRADE or Merger Sub was cancelled and retired, and every other outstanding Web Street Share was converted into the right to receive the same consideration paid in the Offer.

     On July 31, 2001, E*TRADE issued a press release filed as Exhibit (a) hereto. The information set forth in the press release is incorporated by reference herein.

     ITEM 12.  EXHIBITS.

     Item 12 is hereby amended and supplemented by adding thereto the following:

     (a)(8) Text of press release issued by E*TRADE dated July 31, 2001 (filed under Rule 425 under the Securities Act of 1933 by E*TRADE on July 31, 2001).


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 3, 2001



                               OPUS ACQUISITION CORP.



                               By: /s/ Leonard C. Purkis
                                  ---------------------------------------------
                                   Name:  Leonard C. Purkis
                                   Title: Director, President and Chief
                                          Financial Officer


                               E*TRADE GROUP, INC.



                               By: /s/ Leonard C. Purkis
                                  ----------------------------------------------
                                   Name:  Leonard C. Purkis
                                   Title: Chief Financial Officer



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


                                 EXHIBIT INDEX


     Exhibit Number            -    Description
------------------------------- ------------------------------------------------
         (a)(8) Text of press release issued by E*TRADE dated July 31, 2001 (filed under Rule 425 under the Securities Act of 1933 by E*TRADE on July 31,
                                2001).